SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20190

CUSIP Number: 052666302

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Authentidate Holding Corp.

Full Name of Registrant

Connell Corporate Center

300 Connell Drive, 1st Floor

Address of Principal Executive Offices (street and number)

Berkeley Heights, NJ 07922

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Authentidate Holding Corp. (the “Registrant”) files this report for a five (5) day extension for filing its Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 (“Form 10-Q”). The Registrant will not be in position to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-Q, which has resulted in a delay by the Registrant in obtaining a final review of its financial statements and other information contained in the Form 10-Q by its Board of Directors and independent registered public accounting firm. Therefore, Registrant’s management is unable to finalize the Form 10-Q in sufficient time to file such report by the prescribed filing date. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William A. Marshall	(908)	787-1700
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Authentidate Holding Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2016	By:	/s/ William A. Marshall
William A. Marshall
Chief Financial Officer

Narrative Response to Part IV, Question (3):

The Registrant is filing this Form 12b-25 for a 5-day extension for filing its Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 to enable the Company to complete the financial statements and other disclosures contained in the Form 10-Q and allow for a complete review of such items by the Board of Directors and its independent registered public accounting firm. Management expects however that financial results for the quarter ended December 31, 2015 (the “2015 Period”) may significantly vary compared to the fiscal quarter ended December 31, 2014 (the “2014 Period”).

For the 2015 Period, the Registrant expects to report revenues of approximately $399,000 compared to revenues of approximately $1,347,000 for the 2014 Period. Further, the Registrant expects to report a net loss for the 2015 Period of approximately $6.2 million, compared to a net loss of $2.1 million for the 2014 Period. The decrease in revenues for the 2015 Period is due primarily to lower telehealth equipment sales and service revenues and lower transaction volumes from the company’s hosted software services. The increase in net loss is primarily due to the increase in non-cash expenses for the loss on extinguishment in connection with the extension of certain short-term notes, the amortization of debt discount and deferred financing costs on notes payable and the loss on the change in fair value of the warrant liability. Since the Registrant has not completed its financial statements and other disclosures in the Form 10-Q, and the audit of the financial statements has therefore not been completed, the financial information contained herein is subject to adjustment.

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